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                          March 30, 2021

       Saiid Zarrabian
       Chief Executive Officer
       Kintara Therapeutics, Inc.
       12707 High Bluff Dr., Suite 200
       San Diego, CA 92130

                                                        Re: Kintara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 24,
2021
                                                            File No. 333-254662

       Dear Mr. Zarrabian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at (202) 551-3233 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.